Wand USA Inc.

Offering Document,

Updated as of 4/5/19,
filed as

ANNUAL REPORT

This Annual Report is dated April 30, 2019.

Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Wand USA Inc.
1770 Chestnut Pl Apt 1019
Denver, CO 80202
www.wandusa.com

Up to $106,995.28 in Common Stock at $9.52
Minimum Target Amount: $9,996.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Wand USA Inc.
Address: 1770 Chestnut Pl Apt 1019, Denver, CO 80202
State of Incorporation: DE
Date Incorporated: July 03, 2018

Terms:

Equity

Offering Minimum: $9,996.00 | 1,050 shares of Common Stock
Offering Maximum: $106,995.28 | 11,239 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $9.52
Minimum Investment Amount (per investor): $104.72

The Company and its Business

Company Overview

Wand USA Inc. is a company established to manage all business surrounding the application- Wand. Wand is an application utilizing the Uber/Rover business models to link consumers and service providers in the residential cleaning industry. Wand USA Inc is aiming to control launch Wand in Denver prior to launching in 6 additional cities by the end of 2019.

Competitors and Industry

Wand's goal is to be the first application to fully satisfy our niche exclusively. However the following are our closest competitors: Takl-An angie's list in app from. Differs from Wand in that they don't allow freelance service providers and serve a variety of tasks. Brick and mortar Maid Companies: The Taxi to our Uber car, the industry we are looking to disrupt. Craigslist: Unsecured, no quality assurance. To claim the business withheld by these current industry leaders, we are developing a user-friendly, quality assured platform for consumers to book services.

Current Stage and Roadmap

The Wand app is currently in MVP stage. We have already had one successful round of funding which has given us the resources to build our MVP, test usage, ground surveying through canvasing and begin acquisition of service providers to have ready for app launch. Completed aspects and functionalities of the application include UX/UI design, service provider on-boarding, in-app messaging, home profiling and payment processing. We will allocate funds towards further development to finalize and add features including, GPS integration, in app profiles and reviews, push notifications, and superior application hosting for peak privacy protection and user security, all features that will be completed and integrated prior to our controlled launch and then updated based on user input moving into late 2019 prior to our phase 2 launch.

The Team

Officers and Directors

Name: Benjamin Anderson

Benjamin Anderson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, COO and Director
  Dates of Service: July 12, 2018 - Present
  Responsibilities: Oversee Operations, Coordinate Campaigns, Develop UX/IX, Storyboard App.

Other business experience in the past three years:

- **Employer:** WRIO Internet OS
  Title: CMO
  Dates of Service: February 01, 2018 - July 31, 2018
  Responsibilities: -Develop Web 2.0 landing Page -Promote Airdrop Campaign and Crowdsale -Prepare for Launch of ICO with Targeted market cap of $11 Million -Work with team from across the globe to develop and launch WRIO Internet OS -Coordinate promotions on Telegram

Name: Andrew Schlack

Andrew Schlack's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, CEO and Director
  Dates of Service: July 12, 2018 - Present
  Responsibilities: Marketing, User Acquisition Strategy, App functionality Development, brand development.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured an MVP for our application. Delays or cost overruns in the development of our application and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Wand USA Inc was formed on July, 12 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Wand USA Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Wand is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sub-license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Wand USA Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Wand USA Inc could harm our reputation and materially negatively impact our financial condition and business.

We have trademarks that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Benjamin Anderson	350,000	Common Stock	41.67
Andrew Schlack	350,000	Common Stock	41.67

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 11,239 of Common Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 840,000 outstanding.

Voting Rights

All stock holders have voting rights, founders currently control 83.33%. Passage of amendments require the approval of a majority of outstanding stock.

Material Rights

Dividend Rights. Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and Preferences. The rights, preferences and privileges of the holders of the company's Common Stock are subject to, and may be adversely affected by any additional classes of stock that we may designate in the future.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00
  Number of Securities Sold: 140,000
  Use of proceeds: App Development, Foot Surveying, Market research, Service

provider on boarding, Business Attorney Retainer.
Date: July 27, 2018
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
Without revenue, the business is capable of operating lean for approximately 6 months.

Foreseeable major expenses based on projections:
Our major expenses are expected to be Marketing, Development, Hosting and Integrating customer support.

Future operational challenges:
A/B Market Testing, On-boarding service providers, accommodating user base, integrating full-time support.

Future challenges related to capital resources:
At the current stage, we are needing to raise additional capital in order to fully develop our MVP and market our controlled launch.

Future milestones and events:
Fully functional app, Soft Launch, phase 2 city launch, nationwide marketing.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
17,000

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

At the current stage, the funds of the campaign are essential to continue growing however we do have alternative resources to pursue in the instance of it being necessary to do so.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are currently our most optimal route to continue growing the business and will be allocated in the ways mentioned in this document. Our company would still operate and explore new growth strategies without the funds however in regards to the viability of the outlined operating expenses, yes, they are necessary and assuming we run a successful campaign, the majority of our companies funds will be comprised of capital raised from the campaign in order to accelerate our growth and provide the most ideal runway for the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum, our company will have a runway for 6 months of operation. Expenses are based on Development and marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

With a maximum raise, our company will have a clear 12-14 month runway. Funds will be allocated to development, marketing, phase 2 launch and support integration.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Series A preferably targeting a VC at this point around the time of our soft/phase 2 launch.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $7,996,800.00

Valuation Details: Our Pre-money valuation is determined by a multitude of variables and work that has already been covered since the inception of Wand USA Inc. These variables include our completed UX/UI Design, our highly experienced team that will be executing the company vision over the coming months as well as our previous pre-seed round and the protections we've been able to establish around the product and company thus far. The exact valuation is also determined primarily through the DFC method with considerations based on our market capitalization, book value, and liquidation value. When comparing ourselves to similar startups and business models, such as Rover, Task-rabbit, Takl, etc that all featured similar brokerage business models with early valuations in the multi-millions in our same progress vicinity, we find our pre-money valuation is a comfortable median.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  74.0%
  Assuming we reach our minimum funding goal and are able to withdraw usable funds, we will immediately be withdrawing at least 50% as stated in order to continue fueling the duration of our campaign with marketing efforts. These efforts will include cookie ads, social media advertising and coordinating PR efforts.

- *Operations*
  20.0%
  Along with marketing after having access to our initial $10,000, we will use the remaining 20% separate from start engine's 6% to maintain regular company expenses such as attorney retainer fees, program fees for our development tools and additional miscellaneous expenses NOT including compensating any team members.

If we raise the over allotment amount of $106,995.28, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  20.0%
  If/When we reach maximum funding, approximately 20% will be used and put towards mobile app improvements to build off of and improve out beta product. Additional funds in this category will be allocated to consumer data gathering for future optimization.

- *Company Employment*

4.0%

Upon completion of the campaign and no sooner, 5% of funds will be allocated to funding team members for living expenses, etc, to support them while working with wand full time. Up until this point, founders have taking no payment through Wand, even during our modest pre-seed and have been supporting themselves through savings along with the personal funds they've allocated to launching Wand.

- *Marketing*
40.0%
40% Will be split into 2 sub-percentages, one for our controlled launch in Denver and St. Louis and the rest as a 12 month runway as well as for our follow-up launch in our 6 phase 2 cities. This Division will be approximately 10% for Denver and St. Louis, and 30% for 12 month runway and phase 2 launch campaigns.

- *Operations*
20.0%
Operations allocated funds will also account for a 12 month runway. These expenses include things such as app hosting, legal, additional patenting and software fees a well as support and insurance.

- *Working Capital*
10.0%
The Remaining 10% will be utilized for working capital should there be any unexpected expenses that arise prior to our next funding round. Unexpected factors may include an early competitor acquisition, patent protection, to name a few.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.wandusa.com (Link on About Us Page).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/wand

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Wand USA Inc.

[See attached]

Wand USA, Inc.
Delaware Corporation

Financial Statements (Unaudited)
December 31, 2018

WAND USA, INC.

TABLE OF CONTENTS

Page

FINANCIAL STATEMENTS (UNAUDITED) AS OF DECEMBER 31, 2018 AND FOR THE
PERIOD FROM JULY 3, 2018 (INCEPTION) TO DECEMBER 31, 2018:

WAND USA, INC.
BALANCE SHEET (UNAUDITED)
As of December 31, 2018

ASSETS

Current Assets:		
Cash and cash equivalents	$	11,719
Total Current Assets		11,719
TOTAL ASSETS	$	11,719

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$	-
Stockholders' Equity:		
Common stock, $0.0001 par, 1,000,000 shares authorized 842,503 shares issued and outstanding as of December 31, 2018		84
Additional paid-in capital		41,032
Stock subscription receivable		(21,336)
Accumulated deficit		(8,061)
Total Stockholders' Equity		11,719
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	11,719

WAND USA, INC.
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from July 3, 2018 (inception) to December 31, 2018

Net revenues	$	-
Cost of net revenues		-
Gross profit		-
Operating Expenses:		
General & administrative		2,633
Sales & marketing		5,428
Total Operating Expenses		8,061
Loss from operations		(8,061)
Net loss	$	(8,061)

WAND USA, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
For the period from July 3, 2018 (inception) to December 31, 2018

| | Common Stock | | Stock | Additional Paid- | Accumulated | Total Stockholders' |
	Number of Shares	Amount	Subscription Receivable	In Capital	Deficit	Equity
Balance at July 3, 2018 (inception)	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock to founders	700,000	70	-	(45)	-	25
Issuance of common stock	140,000	14	-	24,986	-	25,000
Issuance of common stock - Reg CF	2,503	-	(23,611)	23,611	-	-
Offering costs	-	-	2,275	(7,520)	-	(5,245)
Net loss	-	-	-	-	(8,061)	(8,061)
Balance at December 31, 2018	842,503	$ 84	$ (21,336)	$ 41,032	$ (8,061)	$ 11,719

No assurance is provided

See accompanying notes, which are an integral part of these financial statements.

-3-

WAND USA, INC.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from July 3, 2018 (inception) to December 31, 2018

Cash Flows From Operating Activities		
Net Loss	$	(8,061)
Net Cash Used in Operating Activities		(8,061)
Cash Flows From Financing Activities		
Proceeds from issuance of common stock		25,025
Offering costs		(5,245)
Net Cash Provided By Financing Activities		19,780
Net Change In Cash		11,719
Cash at Beginning of Period		-
Cash at End of Period	$	11,719
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest expense	$	-
Cash paid for income taxes	$	-

WAND USA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and for the period then ended

NOTE 1: NATURE OF OPERATIONS

Wand USA, Inc. (the "Company"), is a corporation formed on July 3, 2018 under the laws of Delaware. The Company was formed to provide cleaning services using the application: Wand. Wand utilizes the brokerage model to link service providers and consumers in the residential cleaning industry.

As of December 31, 2018, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation, capital raising, and development activities. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active)

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the financial statements approximate their fair value.

Stock Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 505-10-45-2, the stock subscription receivables are reclassified as a contra account to stockholders' equity on the balance sheet. There is a $21,430 stock subscription receivable recorded as of December 31, 2018.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2018.

Offering Costs

Costs directly attributable to a stock offering are recorded as contra-equity transactions to additional paid-in capital on the statement of changes in stockholders' equity.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than

50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it has net operating loss carryforwards of $13,306 as of December 31, 2018. The Company pays taxes at an effective blended rate of 28% and has used this effective rate to derive a net deferred tax asset of $3,723 as of December 31, 2018, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2038, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, has limited liquid assets with just $11,719 of cash as of December 31, 2018, has a net loss of $8,061 for the year ended December 31, 2018, and has not generated revenues or profits since inception. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 1,000,000 shares of $0.0001 par value common stock.

During 2018, the Company issued 700,000 shares of common stock to its two founders in exchange for their services to the Company and cash consideration of $25.

WAND USA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and for the period then ended

During 2018, the Company issued 140,000 shares of common stock to investors in exchange for gross proceeds of $25,000.

During 2018, the Company issued common stock to investors in a Regulation Crowdfunding offering. The Company issued 2,503 shares of common stock at $9.52/share (some subject to discounts in share pricing), yielding gross proceeds of $23,611, which is recorded as stock subscription receivables as the funds have not been funded as of December 31, 2018.

As of December 31, 2018, 842,503 shares of common stock were issued or outstanding.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Issuance of Common Stock

Subsequent to December 31, 2018, the Company continued its Regulation Crowdfunding campaign at $9.52 per share.

Management's Evaluation

Management has evaluated subsequent events through March 31, 2019 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

I, Benjamin Anderson, the CEO of WAND USA Inc, hereby certify that the financial statements of WAND USA Inc and notes thereto for the periods ending July 3, 2018 and December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 2nd of April, 2018.

Benjamin Anderson, CEO & Director

April 2, 2018

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Wand is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.


wand
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4
Days Left
67
Investors
$0.00
Raised of $10K - $107K goal
Wand
Mobile App To Easily Find House Keepers
Small OPO
Denver, CO
Consumer Internet
Accepting International Investment
Invest Now
$104.72 minimum investment

Overview Team Terms Updates Comments Share

Positively Disrupting the Residential Cleaning Market

Invest in Wand


wand

We are all in a crunch for time and looking for ways to fill in the gaps and identify ways we can save time efficiently and inexpensively.

Wand is a mobile app that enables consumers to find house cleaners in a competitive, supportive, and sophisticated environment.

Ever since Uber, Task Rabbit, and even Waze came on the scene, there has been a huge surge in applications that create quick solutions to everyday problems. Most of these problems relate to what has become the world's most valuable commodity: time. Wand is one of these apps, as it provides an easy solution to your house cleaning woes, that can easily be the greatest time suck.

Cleaning is a task we all know needs to get done but (naturally!) still resent the process. As a result, we procrastinate. What was once a hamper of laundry becomes a sinkful of dishes and an entire apartment to vacuum.

The neverending to-do list is a real thing. And it sucks!



Wouldn't it be awesome if we had a magic wand to just get it all done in one fell swoop?

Well, of course. But Harry Potter, we are not. While we don't have a literal wand, we do have an application with the same name. **Enter Wand: a mobile app that connects house cleaners with customers in an empowering, but competitive environment.**

Traditionally, mobile apps that give domestic workers the opportunity to find customers require them to adhere to a specific price schedule. With Wand, however, **the cleaners are in complete control** so have the ability to respond to consumer demand in the way they feel fit to their own business.

With that in mind, Wand aims to empower the service provider--not just provide consumers with an easy solution to their house cleaning woes.

Wand has already gathered enough consumer data to validate our application to a 97% positive response rate and we successfully closed our pre-seed funding round August 2018.

With your investment, you will enable us to have a successful app launch with a cutting edge marketing campaign and an onboarded support team to ensure both our cleaners' and consumers' needs are sufficiently met. This application is a user-friendly solution to a problem every person has and will enable freelance cleaners a new option to grow their business in a flexible and customized way.

Join us in improving lives, one household at a time, and with just one Wand.

The Offering

Investment

$9.52/share of Common Stock│When you invest you are betting the company's future value will exceed $8.07M.

*For details on the bonus, please see the **Offering Summary** below.*

What Makes Wand Different from the Competition?



When we decided to work on this idea, we knew Wand would not be the only option for both cleaners and consumers to choose from. Our distinction is in how we support house cleaners in building their own businesses without taking an inflated percentage of their earnings.

We believe one of the biggest issues for freelance cleaners today is being able to build their own business in an environment that's supportive yet still competitive. For cleaners who find employment with a major cleaning company, they are at the mercy of that company's price schedule, as opposed to being able to set their own rates. On the flip side, for cleaners using a website like CraigsList, the assurance that their customer will pay them or that they will even be able to find the right customers is easier said than done.

Our app will give cleaners an effective platform to grow their businesses and consumers an easy, sophisticated way to find the most competitive and experienced cleaners in their neighborhoods.

Our Story



The Wand founders are just a couple of guys who had a vision...just kidding. Well, not kidding but there's more to it than that.

During a regular brainstorming session, the founders found themselves lingering upon the success of specific service-based applications, it was after taking time to think on what industries were lacking a similar solution that they determined that the Residential Cleaning Industry was the perfect next candidate to integrate this successful model.

With both founders possessing a strong background in digital marketing, business development, and software experience, they knew they had the chops to take their idea forward.

Andrew

As the co-founder and owner of Wand, Andrew has an extensive background in business operations and development. Andrew has built and sold several e-commerce retail stores, and owned and operated an exclusive consulting group local to Denver. (Wand is now

Ben

A serial entrepreneur and digital strategist, Ben is bridging full time to Wand fresh out of a CMO position with WRIO Internet OS. Currently, Ben is a co-founder and owner of Wand USA Inc. Following his first exit via acquisition after 9 months in operation, Ben went on to accumulate an exclusive consulting group local to Denver. (Wand is now the only company in which Andrew has ownership and an executive position in.) Some of Andrew's specialties include operations, strategy/mission execution, branding and vision development, product innovation and digital marketing.

months in operation, Ben went on to accumulate an additional 5+ years of freelance and software experience working a variety of contracted and full-time positions. Ben is actively utilizing his experience in marketing, development, strategy, PR, campaign management, SEO and customer acquisition full-time through Wand.

Wand Will Have Cool Features for an Easy-to-Use Experience

Our aim is to not only create an app that is robust in terms of features and capability that can positively disrupt the cleaning industry but to also be easy and fun to use.



For Consumers

Ability to Find Cleaners Nearby

With Wand, you will be able to find cleaners in your nearby area with the push of a finger. No more searching through Yelp, CraigsList, or dealing with price comparing on multiple sites. The cleaners will have clear profiles with defined price points, making your cleaner selection more seamless than ever before.

Perfect Match

Cleaners' reviews will be easy to pull up for consumers to select their ideal cleaner.

For Freelancers

Cleaners gain multiple advantages by being on Wand, starting with being able to grow their business by setting their own rates. Unfortunately, many other apps create set price points for cleaners to stick to, preventing them from having the flexibility to price up or down depending on consumer demand.

At Wand, our aim is to act more as a supportive median between cleaners and consumers, rather than dictate how cleaners interact and structure their businesses.

Features like our in-app messenger give cleaners and customers a channel to easily and securely communicate specifics of the job.



Cleaners are able to fully customize their profile including details such as prices, personal bio, experience, pictures, and their available supplies.

In developing Wand we've put major emphasis on structuring a platform that is not only consumer friendly but equally accommodating and easy to use for the service provider.

Development Stage

The Wand app is currently in the MVP stage. Our successful prior round of funding has given us the resources to develop our MVP, begin surveying and ground-testing, and begin the acquisition of service providers to have ready for application launch in Denver. Completed aspects and functionalities of the application include: UX/UI design, service provider onboarding process, home profiling framework, service type selection, and FAQ/self-support tools. With the help of your investment, we will allocate funds towards operations and further development of the application. Some of these developments include: GPS integration, in-app profiles/reviews, In-app messaging, push notifications/alerts, user-task dashboard, payment processing integrations and superior application hosting for advanced privacy protection and userbase stability. All updates and improvements will be integrated prior to our controlled launch in Denver, following additional updates and improvements within Q3 2019.

Our Mission: *To level up and democratize the domestic cleaning industry for good!*

"We're building our app for the everyday consumer and service provider in mind. We wanted to further demonstrate that by launching our second round of funding on an equity crowdfunding platform so that everyday people could share in our success and build a community around our company."

Market Research: Just How Big is the Domestic Cleaning Market?

According to Statista, total revenue in the Household Cleaners segment in the United States amounts to US$5,610m in 2018. The market is expected to grow annually by 1.2% (CAGR 2018-2021).

These statistics do not assess how much of this revenue is being derived from cleaners using websites and apps like CraigsList and Task Rabbit.

We believe that one of the biggest issues that cleaners have with traditional companies and our competitors alike is the lack of flexibility. This is especially true in the way they can price their services.

In Essence, Wand is Acting as a Liason

Ultimately, we want our cleaners and consumers to have the freedom to make the best choices in terms of service



pricing and service selection. Wand will be secure, but not restrictive. It is important to us to carefully vet onboarded cleaners for quality and experience, however, we want people to be empowered to launch cleaning services that perhaps they have not been able to do before on other websites! Likewise, we want our customers to feel like they have adequate options for cleaners to choose from and the data to make an informed decision when hiring a cleaner.



Consumers are Ready for the Magic Wand

"I have a really busy work schedule and this seems like something that would be very helpful for busy individuals like me, especially ones who don't like cleaning!"

- Danielle Nguyen

Consumer Interest Survey Subject

"I just like how simple this is, I never feel like I have time to clean so this would be really helpful for me personally, I hope this eventually comes to my area, I know a lot of people I think would use this."

-Brandi Odneal

Consumer Interest Survey Subject

We Will Change the Domestic Cleaning Landscape for the Better

With your investment, you will help us change the domestic cleaning landscape for the better. We believe that house cleaners have not yet had a platform to truly provide the most competitive rates to grow their cleaning businesses. We also believe that consumers are being relegated to a limited number of cleaners who have simply accepted rates provided by limiting applications, websites, and maid services.

We want to literally bridge this divide with our application. Your investment will enable us to have a successful launch that will lead to many happy cleaners and customers.

Are you ready for the magic of Wand?



Wireframe for App Completed





Controlled Application Launch In Denver (ANTICIPATED)



























April 2018

June 2018

Company Incorporated as a Delaware C-Corp

June 2018

Complete on-boarding process for service providers

July 2018

Consumer Interest Data Gathered With 97% Positive reception

An on-foot survey collecting data of Denver locals, right outside busy Union Station in LoDo.

August 2018

Successful Pre-seed round closed

December 2018

Launch on Startengine

March 2019

June 2019

Scaled 24/7 Support Department (ANTICIPATED)

24/7 support solutions such as email, phone, live chat, forums, and integrated self-service tools.

July 2019

Application Updates/Development (ANTICIPATED)

Correct inefficiencies, Increased Usability and Security.

September 2019

Begin Marketing Efforts Tier 2 Territories (ANTICIPATED)

December 2019

20,000 total app downloads (Ios/Android) within Denver. (ANTICIPATED)

(Including Surrounding Metro Area)

December 2

Application Launch Tie
Territories
(ANTICIPAT

New York City, S
Francisco, Los A
Chicago, Housto
Diego.

In the Press

DIGITAL JOURNAL · WN.com · tech news Point · FINANCIAL NEWS TODAY · Denver News Updates · Pittsburgh Post-Gazette · Daily Herald · ONE · The Chronicle Journal · Financial Content · TODAY

SHOW MORE

Meet Our Team





Andrew

Co-Founder, CEO and Director

Andrew is a Co-founder and Owner of Wand and has an extensive background in business operations and development. Andrew has built and sold several ecommerce retail stores, and owned and operated an exclusive consulting firm local to Denver. (Wand is now the only company in which Andrew has ownership and an executive position in.) Some of Andrew's specialties include; Operations, Strategy/Mission execution, Branding and vision Development, Product Innovation and Digital Marketing.

Ben

Co-Founder, COO and Director

Ben is a Co-Founder and Owner of Wand USA Inc. Ben is a serial entrepreneur, strategist and is bridging full time to Wand fresh out of a CMO position with WRIO Internet OS. Along with an additional 5+ years of freelance and software experience Ben is bringing his experience in Marketing, Development, Campaign Management, SEO and Customer Acquisition to Wand.





Kevin Schlack

Advisor

Kevin has a rare gift with having both an analytical and creative mind. Over the last 20 years, not only has he launched multiple successful companies on his own, but he has recognized when others have had great ideas for a business and partnered with them to help ensure they see their vision to fruition.



Brent Huston

Advisor

Brent has a keen eye for what makes sense in any situation. His 30 years of business experience has benefited greatly from his thoughtful nature and his ability to make quick, smart decisions. He is a smart investor in both business and real estate and prides himself on successfully managing others to reach their potential.



Jason Klein

Advisor

In 2000 decided to become an entrepreneur and co-founded our own manufacturing company, Cush Suspension. Currently President of Engineering for Cush Suspensions where we now have 60 employees and manufacture suspensions for the heavy-duty vehicle market and ship product all over the USA. With over half a dozen patents and also involved in many other companies besides Cush Corp.



Dave Demsky

Advisor

Dave has long enjoyed the entrepreneurial spirit since starting several businesses from his dorm room in college. In his 30 years of working for and running successful businesses he has learned to delegate and trust the right people to get things done, but also there are times you need to sweat the small stuff and pay attention to the smallest details. He is never happy with the status quo as he always wants to be ten steps ahead of the competition.

Offering Summary

Company : Wand USA Inc.

Corporate Address : 1770 Chestnut Pl Apt 1019, Denver, CO 80202

Offering Minimum : $9,996.00

Offering Maximum : $106,995.28

Minimum Investment Amount (per investor) : $104.72

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 1,050

Maximum Number of Shares Offered : 11,239

Price per Share : $9.52

Pre-Money Valuation : $7,996,800.00

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Dispersal Notice and Live On-Boarding!

9 days ago

Happy Tuesday to our incredible investors and supporters! We hope everyone is having a great start to their week. We wanted to follow-up regarding 2 awesome updates today.

Firstly, **Our Cleaner On-boarding is LIVE!** We are very excited to have this process automated and integrated into our platform to make becoming a cleaning professional on Wand easier than ever! Before yesterday, we'd been taking and sifting applications manually and given our intentions to scale aggressively through 2019, having our on-boarding be automated as it is now will enable us to continue to hire the service providers we know we need to meet our massive demand! If you or anyone you know would like to be among our first providers, check out the process HERE.

We are launching in Denver initially per our initial strategy but intend to expand rapidly this year and are pre-approving providers in a number of major cities!



Second, a short while ago you should have received a notice from StartEngine that we are doing our 2nd dispersal! We are immensely excited and thankful for the resources gained through this campaign that we will be taking advantage of after this second withdrawal in order to have working capital to cover a number of launch expenses on our horizon including **marketing, insurance, platform hosting, and background checking providers** to name a few of our action items!

Again, we are in such an optimal position to begin taking on these new challenges thanks to the investors and supporters we've accumulated through this campaign which includes *you*!

THANK YOU

...as always and remember that our success is yours as we move forward and prepare to introduce the world at large to Wand! Our campaign is LIVE and if you haven't already, be sure to spread the word so we can maximize our success during this time!

Wishing you the best,

-The Wand Team

Notice of Funds Disbursement

9 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Wand has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Wand be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Spring Update

14 days ago

Hello All! It's been a very productive lead into Spring for our growing team at Wand. We want to start as always by saying a huge *Thank You* to you, our supporters. Our progress is in direct relation to the incredible response we've received since launching this campaign! Being the beginning of spring, we thought it'd be a great time to send out another progress update to what we've been up to as we grow even closer to our launch.

- We have completed our back-end development! We are Alpha testing our platform and working through our bugs now so that we can breeze through our front-end development. As we move through staging and into beta, we are excited to begin opening our platform to beta testers! If you haven't already, sign up HERE to be one of our first users and be ready to give honest feedback on what we should improve before launch!
- We're launching our integrated on-boarding on Monday, March 25th to make becoming a Wand Cleaner easier than ever so we can have a multitude of providers ready to supply our demand at launch!
- We've partnered with west coast branding titan-RNO1, to assist us in perfecting our user interface and user experience as well as promote our platform on when we expand west by the end of this year. They've worked to grow other mega brands such as Airbnb, Microsoft and Loliware and we are looking forward to working with them to accelerate our growth. Read their press release regarding our engagement HERE.



Quote Spotlight: *"We're ecstatic for the opportunity to partner with Wand, at the core, their entire team is both innovative and game-changing: now venturing into new geographic markets that embrace the rapidity of change in technology, ready to make waves in the residential cleaning market. It's a great time and place for both of our teams to bring new digital ideas to market, igniting their app's growth." -Michael Gaizutis, Founder and CXO, RNO1*

We'll wrap this announcement by once again taking the opportunity to say **THANK YOU** to our incredible investors and supporters. Our campaign is live so we can continue to give everyone the chance to invest and raise working capital to continue our aggressive growth through 2019. There's no time like the present to get involved and claim your stake in Wand!

Wishing you a wonderful start to spring,

-The Wand Team

Progress Announcements and TGIF!

about 1 month ago

Happy Friday! We hope everyone has had a great month as February comes to a close as well as a continued stellar start to their year. As always, we want to start off with a huge **THANK YOU** to you for your support.

A few announcements of how we've been progressing through February:

- We have a new member of Team Wand! This team member will be working on site with us to develop our back-end architecture for the Wand platform and maximize the functionality and usability of our many unique features.
- We are nearly done integrating our on-boarding process into our website to make applying to be one of our first cleaning wizards easier than ever! Like us on Facebook so you're first to know when our website 2.0 is LIVE!
- On Monday the 18th, we had the opportunity to present for TechSpringfield. TechSpringfield is an opportunity for 417 technologists to connect, hear from tech companies in their area and most importantly, learn something new! We received a surplus of wonderful feedback regarding the technical development of our platform from the group of experts we were fortunate to meet.
- Yesterday, we presented for House of Genius STL. House of Genius gives entrepreneurs the opportunity to present to anonymous community leaders to receive feedback and connections to scale their business. This was an invaluable experience for us and we are thankful to have had the opportunity to take part. Here's our favorite quote from the evening.



Once again, it's important we take the opportunity to say...

THANK YOU

...to our incredible investors and supporters. We would not be moving forward this aggressively without you and can't stress enough how important **YOU** have been to the growth of Wand. Please continue to spread the good news and share our campaign! The timing is better than ever to invest and join our project!

-The Wand Team

Extension and Happy February

2 months ago

One month into 2019! Happy first of February to our incredible investors and supporters, It's been a chilly few days across the Midwest, hope everyone is staying warm and has had as great a start to 2019 as we have. And per the usual, who do we have to thank? *YOU*.

This week we had 2 wonderful presentations that gave us the opportunity to connect with the best and brightest in our community. A huge thank you to everyone who came out and if you couldn't make it, worry not-Our 1 Million Cups Presentation in STL is available on YouTube HERE and our slide deck for last night's venture cafe gathering can be found on our Facebook page.



A short while ago, you should have received a notice from StartEngine that we have **extended our campaign by an additional 60 days!** Our recent string of demos and presentations has created a lot of buzz for Wand in our communities and additionally we'll be expanding our marketing efforts in our phase 2 cities over the next few weeks. In order to take advantage of this new exposure and maximize this round of funding we put in word with StartEngine to keep our portal live for another term to give everyone the opportunity to invest!

We've been very vocal about how pleased we are with the success of this campaign and how fortunate we are to be able to build such an amazing community around our project and we couldn't be more excited to be extending our timeline in order to continue to grow this community and exceed our initial funding ambition!

THANK YOU.

We can never say it enough. Wand is so pleased to have you on the team and we are consistently amazed at the traction we have continue to receive much in thanks to your continued support. Be sure to share the good news so we can continue to exceed our current pace and if you haven't already, there's no time like the present to join the team and invest in Wand!

Wishing you our very best and a phenomenal February.

Wishing you our very best and a phenomenal February,

Ben and Andrew

-The Wand Team

Notice of Material Change in Offering

2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Wand offering. Here's an excerpt describing the specifics of the change:

Extending campaign by 60 days.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Great Feedback in Denver and Campaign Momentum

2 months ago

We hope everyone is having a wonderful start to their work week, we know we are-as usual, much thanks to your continued support and investment in Wand!

We had a great presentation at 1 Million Cups in Denver last week and would like to thank all who attended in addition to Denver Lending Source for hosting the regular event. It was as insightful as expected to hear feedback from our launch community. We couldn't be more excited to introduce this territory and many more to Wand in 2019!

As we continue to close in on our launch, we would still love to see you join our list of beta testers if you haven't already. We are looking forward to expanding into yours and many more communities in the coming months and beyond!

This Wednesday, we will be introducing 1 Million Cups St. Louis to Wand so we may continue to gain feedback and exposure from our local entrepreneurial communities for our project.



Quote Spotlight: *"I loved your presentation this morning at 1 Million Cups! I think you have a great idea, and it was so interesting to learn about your business development - especially in the high-demand and largely untapped cleaning industry." -Lauren Paul (Follow-up from 1MC)*

As always, **THANK YOU**. We couldn't be more excited to be on this journey with **YOU** and to have the opportunity to build an incredible community of investors and supporters of this project. Our 1st disbursement has cleared and we will actively be utilizing these funds to move forward with Wand. Our campaign is still LIVE, so please continue to share so we can maintain our strong traction! There's no time like the present to invest in Wand and we look forward to **OUR** continued success!

-The Wand Team

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Wand has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Wand be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

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2 New Events and Use of Funds

3 months ago

Wand has had an incredible start to the new year! 2 weeks in and we have seen consistent traction much in thanks to your continued support! We'd like to take this opportunity as usual to say **THANK YOU** and to note a few announcements.

We've confirmed dates for 2 more 1 Million Cups speaking engagements which will both precede our Springfield presentation. 1st up will be Denver on the 23rd at the Denver Lending Source. We're very excited for this opportunity specifically to get in touch with our community in Denver which will be the first of many cities to receive Wand in 2019! On the 30th, we will be presenting in St. Louis at the T-REX building. More details for these and future events can be found on our Facebook Page!

Within the next week we will begin dispersing funds. As noted in our last update, our priority will be allocating capital towards prepping our application for launch! We are looking forward to beginning this process with our DevTeam who has been in regular contact with us to hit the ground running when working on Wand. We will also be updating our Landing Page in the coming weeks to include and help automate our on-boarding process for service providers as we begin looking for cleaners in our phase 2 cities.



We cannot stress enough how thankful we are to our incredible investors for taking advantage of this opportunity with us. The ability to build an amazing community around our project that YOU are a part of is one of the many things we were looking forward to when build an amazing community around our project that YOU are a part of is one of the many things we were looking forward to when launching this campaign. Seeing it grow has been Wand's pleasure and in order for it to *continue to grow* we ask as always that you continue to share our campaign! Our success is yours and there's no time like the present to get involved with Wand!

Our Best,

Andrew and Ben

-The Wand Team

A huge Thank You--50 Investors!

3 months ago

Yesterday we were immensely excited to have received our 50th investment! We have continued to see such incredible progress throughout our campaign that we can't help but take every opportunity available to say **THANK YOU** to everyone who has hopped on board with Wand already.

We've had a very busy start to 2019. A few of our action items from this first week:

The Beginning of our Engagement with ITEN. We're incredibly fortunate to be taking advantage of all of the resources allotted to us through this program to accelerate Wand's growth.

Coordinating with our Development Team. In the coming weeks as we begin to disperse campaign funds, our priority allocation will be to our DevTeam in order to finalize Wand for our controlled launch in Denver.

2019 Marketing Strategy. As we've stepped into the new year, we have begun work towards our pre-launch marketing efforts in addition to our post-launch and phase 2 cities strategy.



Quote Spotlight: "And thank you for the opportunity to invest in Wand! I cant wait to see it grow!" -Ryan Casiday (Invested Jan 3)

One more huge **THANK YOU** for today to our **50** wonderful investors. *Now* is a better time than ever to invest in Wand! We encourage everyone to share our Campaign so we can continue this stream of incredible momentum. Happy Tuesday!

-The Wand Team

Great Start to 2019 and Week End News

3 months ago

What an amazing way to kickoff 2019! We saw great momentum this first week of the year and are looking forward to see how it continues to carry us into the new year. A few bits of news to end off the week:

We'll be presenting at a handful of 1 Million Cups chapters in and around territories where our founders are located. Our 1st confirmed date is **February 6th** at the Springfield, MO chapter! We're looking forward to this opportunity to connect with the entrepreneurial communities surrounding our project. Stay tuned for further date confirmations in the Denver and St Louis surrounding areas.



If you haven't already, **LIKE US ON FACEBOOK** for regular post updates and to help expand our growing community!

Recently we were mentioned on TODAY! If you haven't already, give the opinion piece on our platform a read **HERE.**

As always, we want to take this opportunity to thank all of our current investors. We're looking forward to making 2019 the year for Wand and *YOU* as we come closer to launching and begin putting your investments to good use. As we always say, *our success is yours*! Keep sharing how excited you are to be a part of this project in addition to our Campaign to help us maintain the phenomenal results we've seen already. Happy New Year and our biggest Thanks to all once more.

-The Wand Team

Holiday Cheer Seen in the Campaign+Opening for Beta Testers

3 months ago

We hope all of our wonderful investors and supporters had a happy holiday! We know we did, much thanks to your continued and growing support. Through the holiday we saw no slowdown of daily investments filtering in with a great spike this weekend!

As progress with our application development continues, we're hoping to get a head start on building a list of beta testers so if you're interested, please fill out our quick form here. We'd love to hear feedback from those who've been most proactive in helping Wand to achieve what we already have.



We are continuing to finalize more live events heading into the new year to grow our community and have already begun receiving wonderful support through our engagement with ITEN in the form of complimentary office space, mentor-ship connections and event invitations.

Quote spotlight: "Great job! Looking forward to watch the success of this new company filter through the market!" -Rita Lea (Investor/Facebook)

Thank you again to all of our investors and supporters, it's because of you that Wand is consistently achieving new heights throughout the development of our project! As our growth continues, we are still relying on **YOU** to share our progress and campaign to maintain the incredible traction we've seen already. Happy new year and let's enter 2019 running!

Ben & Andrew

The Wand Team

Event Announcement and Happy Holidays from Wand

3 months ago

With the holidays upon us this week, we wanted to once again take the opportunity to say **THANK YOU** to all of our amazing investors and supporters. We have continued to see strong traction in the lead-up to the holidays and look forward to an amazing start to the new year.

A quick Event announcement: On **January 31st** from **6:30-7:30**, Wand's COO will be presenting at the **Venture Cafe St. Louis** in the **James Crutchfield Room**. The room is limited to 75 attendees, and spots are first come first serve. If you or anyone you know is in the St. Louis area, be sure to check out the event, it will be a great opportunity to learn a bit more about what went into Wand as Ben presents on designing our application and gives advice on what others can do when developing theirs as well! *The hour will conclude with a 15 minute Q & A.*



VENTURE CAFÉ
Connecting innovators to make things happen
ST. LOUIS

If you did not get the chance to watch it this Thursday, the full StartEngine December Demo Day presentation is LIVE on YouTube. To jump directly to our 7 minute presentation for Wand, **visit here.**

THANK YOU AGAIN...

To all of our incredible investors and supporters. You're the best gift Wand could've received this holiday season and we are grateful and excited to head into the new year with you. 2018 has greatly exceeded our expectations and we hope to do the same with yours heading in to 2019. Don't forget to keep spreading the word by sharing our Campaign if you haven't already! Our success is yours. Happy Holidays once more to all.



Ben & Andrew

The Wand Team

Demo Day 2018 and Wand+ITEN Announcement

4 months ago

We are excited to follow-up and announce we'll be presenting for **StartEngine's Demo Day Live Stream TODAY** at **9:44 AM PST!**

You'll be able to ask us anything you'd like in real time, if you'd like to come support us, register here for further updates.

This week we were also invited to join the **Tech Innovation Catalyst ITEN!** *ITEN provides programs for rapid development of scalable tech ventures, engaging experienced entrepreneurs to help others build successful, growing companies.*



We are very thrilled to announce this engagement and work with ITEN's entrepreneurial resources & partners below to further accelerate our growth and maximize our success!

OUR PROGRAM PARTNERS

   

   

 

This engagement is the first of a handful of exciting announcements we will have top of the New Year.

We have continued to see great traction this week and could not be more thankful to our supporters for helping us reach this point so quickly. We're looking to peak our momentum, so if you haven't already, please share our StartEngine Campaign and join us in being proud of this progress!

Ben & Andrew
The Wand Team

Great Weekend Momentum, December Updates & World News Press!

4 months ago

Team Wand,

Quick note of appreciation. We saw great campaign momentum over the weekend!

Thank you to everyone who's taken the time to spread our campaigns to their network. Our team is excited for the next week. We're wrapping up 2018 and can't wait to share new announcements we have on the horizon for 2019. Full 2018 recap later this month but a few immediate things to note before we wrap up December.

On Thursday, we will be participating in **StartEngine's December Demo Day**! We will follow-up with additional details later in the week and the exact time to tune in to catch our live-stream.



DEMO DAY

LIVESTREAM

After the new year, members of the WAND Team will be attending a variety of events in the Midwest region. Our goal through this series of strategic appearances is to further promote our project and raise awareness around our campaign leading up to our much anticipated launch date next year. Stay tuned for details, _investors and campaign followers will be the first to receive updates._ We can confirm the majority of engagements will be taking place in our home territories first, Denver and St. Louis. Expansion plans to follow.

With our **MVP complete** and our current raise still just getting started, **we are finalizing an agreement with a development team** to assist us in polishing our product. We plan to make a great first impression when we launch in Denver next year and this will give us the chance to update our app before we launch in our 6 phase two cities following Denver.

Recently, we were mentioned in **World News!** If you are interested in reading the press article detailing our platform, check it out here.

THANK YOU

Once again, THANK YOU, to all of our amazing investors and supporters. If you haven't done so already, a campaign share goes a long way and we still have over 50 days in our campaign to accept investments. Please continue to spread the positive word _so everyone can Meet Wand._

We are going to start highlighting supportive comments from individuals on a weekly basis. Please don't hesitate to embrace our campaign comments section and/or our social channels with any questions/comments you might have.

Weekly Quote Spotlight: _"First I love the idea!! In today's society people are always looking for ways to make things easier for themselves...I love the idea and I look forward to backing your company!" - Preston Humbard(Facebook)_





Lets democratize the domestic cleaning industry for good, together.

Ben & Andrew

-The Wand Team

Week 1 - Our Minimum Goal is in the Rear-view.

4 months ago

Wow! After one very quick week here for the team at Wand, we are very happy to update our followers that just **7 days** into our campaign, we have blown past our minimum goal in a mere 3 days, and continued a steady rise to **over $15,000** at our one week mark. Many thanks again to our current investors for helping us to achieve these great results and if you haven't already, **Now** is the perfect time to invest in Wand!

If you know others who may be interested, **YOU** can help accelerate our success further by sharing our campaign and letting others in on the *magic of WAND*.



Thank you again.

-The Wand Team

$10,000 Milestone

4 months ago

Thankful to announce that we've just surpassed $10,000 in investments as of this 3rd day of our public raise. Once again, we'd like to take this milestone as an opportunity to show our appreciation for everyone who has invested already and stress that our success is yours.

If you haven't already, please share this campaign with your networks to further accelerate the progress. We are very fortunate to be seeing these above average results so early on in our campaign and want to close by noting that the team here at Wand is working everyday to bring above average results not only to this round of funding but to our project as a whole and we're very happy to have many of you on that team already.

Thank you again.

-The Wand Team

First $5,000

4 months ago

We are incredibly grateful to have surpassed $5,000 in investments on our first day of being live on Startengine. Thank you to everyone who has decided to take this journey with us and to the many more who will soon follow. We still have a long way to go so if you've already invested, please share our campaign with your friends and family. Our success is yours!

Many thanks again to all and the Wand team is very much looking forward to shaking up the residential cleaning industry with your help!

-The Wand Team

Comments (14 total)

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Princess Gossett Wand - Potential Investor 3 months ago
Ok great I'm looking to invest in this industry so I appreciate the feed back. 11 shares is not bad at all. Do you get anything saying you own 11 shares of Wand once you make your initial investment? An email or something confirming or something similar? I'm asking because I've been burned from a company on here before so I'm just being through..

Benjamin Anderson Wand - Issuer 3 months ago
Yes of course! Here is a link to StartEngine's official FAQ for viewing your investment status: https://help.startengine.com/hc/en-us/articles/209347486-How-do-I-view-my-investment-status-
If you'd like, we can also send you a direct confirmation that we have received and see your investment in our back-end. Just shoot us an email at support@wandusa.com after you complete your investment and we will follow-up within 12 hours. We hope to see you join us! Thank you.

Princess Gossett   Wand - Potential Investor   3 months ago
Can we earn from buying stock in the app?

> **Benjamin Anderson**   Wand - Issuer   3 months ago
> You earn money on owned shares during a liquidity event. We are exploring options for listing on a secondary market in order to give investors the opportunity to obtain an ROI prior to a liquidity event however we cannot confirm that will be an option at this time. Thank you! If you have any additional questions, we are happy to answer.

Princess Gossett   Wand - Potential Investor   3 months ago
What are the perks of investing in this app?
I'm looking into it I really dont see any.
Are there any certificates or incentives to investing in the app?

> **Benjamin Anderson**   Wand - Issuer   3 months ago
> Hi Princess, when you invest in our platform you are purchasing shares in our company. A minimum investment will return you 11 shares of common stock and these shares will have the ability to rise in value with our company.

Nicholas Peterson   4 months ago
How is this App better then something like task rabbit?

> **Benjamin Anderson**   Wand - Issuer   4 months ago
> Hi Nicholas, our main differentiator is that we are aiming to further empower service providers on the application in the form of complete freedom when setting their rates, schedules, in-app profiles, etc whereas there are constraints and boundaries in place on existing mobile solutions such as Task Rabbit or Handy. We're setting the standard as the go-to app for cleaning professionals to list their services on for this reason and because we are niche to their market. From a consumer standpoint, we don't differ in any extremes from the above mentioned however, our platform is designed solely for the residential cleaning niche and for users looking to use an app to regularly take care of their cleaning needs, WAND makes for a more user friendly end to end solution. Thank you for the great question!

Xavier Wilkins   Wand - Potential Investor   4 months ago
Do u guys think share price is kind of high per share

> **Benjamin Anderson**   Wand - Issuer   4 months ago
> Hi Xavier,
> Thanks for the comment. Share pricing is relative to how many shares are allocated to a company and valuation. In our case, we are raising at an $8M valuation so given the amount of shares we have allocated currently and to this raise, the pricing is spot on. If you have any other questions, or would like further clarification, please don't hesitate to ask!
> Best,
> The Wand Team

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

This is Mary. Mary's a hardworking individual the last thing she wants to do is clean her apartment when she gets off work. She doesn't want to hire a big business which is expensive and inconvenient and doesn't want to find someone on Craigslist which is unreliable and unsafe.

What is she supposed to do? That's where Wand comes in. Wand is designed to easily connect freelance cleaners with consumers all within our user friendly app. Here's how it works, Mary opens Wand, scrolls through all the reputable cleaners in her area, and finds Sally. Sally has a great profile, a strong bio, lots of five star reviews, and reasonable prices so Mary books her.

Sally comes to Mary's apartment and wipes down the counters, sweeps up the floors, and completes any other cleaning tasks Mary has requested. Once Sally is finished she snaps a few photos of the awesome work she's done and Wand notifies Mary that Sally is finished with pictures of her new, sparkling clean apartment. Before signing up to begin cleaning freelancers must go through our rigorous vetting process and pass a background check. This provides quality assurance and creates a marketplace of highly trusted, reputable cleaners.

Starting to see the magic of Wand? We thought you might, invest now to claim your stake in Wand, a platform built to revolutionize and change the standard for the 51 billion dollar residential cleaning industry.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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